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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

TORVEC, INC.
(Name of Issuer)
$.01 PAR VALUE COMMON
(Title of Class of Securities)
891479107
(CUSIP Number)
JANUARY 27, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	891479107

1	NAMES OF REPORTING PERSONS RICHARD A. KAPLAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	5	SOLE VOTING POWER

NUMBER OF		3,000,000 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,000,000 (1)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.17%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Represents 3,000,000 common shares which may be acquired for $.36 per share upon the exercise of a ten year non-qualified stock option ratified by the company's shareholders on January 27, 2011.

SCHEDULE 13G/A

Item 1(a)	Name of Issuer.
TORVEC, INC.

Item 1(b)	Address of Issuer’s Principal Executive Offices.
1999 MOUNT READ BLVD. BUILDING 3, ROCHESTER, NY 14615

Item 2(a)	Name of Person Filing.
RICHARD A. KAPLAN

Item 2(b)	Address of Principal Business Office.
1999 MOUNT READ BLVD. BUILDING 3, ROCHESTER, NY 14615

Item 2(c)	Place of Organization.
ROCHESTER, NEW YORK

Item 2(d)	Title of Class of Securities.
$.01 PAR VALUE COMMON

Item 2(e)	CUSIP Number.
891479107

Item 3	Reporting Person.
RICHARD A. KAPLAN

Item 4	Ownership.
3,000,000 (1)
(1) Represents 3,000,000 common shares which may be acquired for $.36 per share upon the exercise of a ten year non-qualified stock option ratified by the company’s shareholders on January 27, 2011.

Item 5	Ownership of Five Percent or Less of a Class.
N/A

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
N/A

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
N/A

Item 8	Identification and Classification of Members of the Group.
N/A

Item 9	Notice of Dissolution of Group.
N/A

Item 10	Certification.
N/A

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2011	Richard A. Kaplan